FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: March 1, 1999


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 2,1999
NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary





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151 Front Street West, Toronto, Ontario M5J 2N1 Tel.: (416) 981-9500 Fax:
(416) 981-9800

March 2, 1999

To:   Alberta Securities Commission
      British Columbia Securities Commission
      The Manitoba Securities Commission
      The Office of the Administrator of Securities, New Brunswick Securities Commission of Newfoundland
      Ontario Securities Commission
      Registrar of Securities, Prince Edward Island
      Commission des valeurs mobiliores du Quebec
      Nova Scotia Securities Commission
      Saskatchewan Securities Commission
      Securities Registry, Government of the Northwest Territories Registrar of Securities, Government of the Yukon Territory
      Montreal Exchange
      The Toronto Stock Exchange
      The New York Stock Exchange

Dear Sir/Madam:

Subject:	Newcourt Credit Group Inc.

We confirm that the following material was sent by pre-paid mail on March 1, 1999, to the registered shareholders of Common shares of the subject
Corporation:

1.	Notice of Annual General Meeting of Shareholders/Management Information
Circular
2.	Proxy
3.	Consolidated Financial Statements - December 31, 1998
4.	Return Envelope

We further confirm that copies of the above mentioned material, together with Supplemental Mail List cards, were sent by courier on March 2, 1999, to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

Charmaine Mullings
Assistant Account Manager
Stock Transfer Services
(416)981-9522(416)981-9800 Fax

c.c.  John Stevenson